SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2005
Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060 -060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F     X     Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X

EMBRATEL PARTICIPAÇÕES S.A. ANNOUNCES AMERICAN DEPOSITARY SHARE RECORD DATE FOR ITS RIGHTS OFFERING

RIO DE JANEIRO, Feb. 10-- Embratel Participações S.A. (NYSE: EMT) (“Embratel”), announced today that the record date for its rights offering of new preferred shares represented by American Depositary Shares, or ADSs, will be February 22, 2005. ADS holders on this record date will be entitled to receive rights to subscribe for new ADSs in the offering.

Under the terms of the offering, as described in the registration statement filed with the Securities Exchange Commission on February 8, 2005, each ADS holder will be issued 1.267668 ADS rights for every ADS held on the ADS record date.

Each ADS right will entitle ADS holders to purchase one new ADS in the initial offering round, which is expected to end on March 21, 2005. In order to exercise ADS rights, ADS holders must pay U.S.$8.83 per ADS, which is the ADS subscription price of R$21.50 per ADS translated into U.S. dollars, plus an additional 7%, which represents an allowance for currency fluctuations, conversion expenses, ADS issuance fees of the depositary and financial transaction taxes in Brazil. Holders of ADS rights who subscribe for new ADSs will also be permitted to subscribe for leftover ADSs in reoffering rounds, subject to availability and in accordance with the terms and conditions set forth in the registration statement. The ADS rights are expected be listed for trading on the New York Stock Exchange.

This communication shall not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. A copy of the registration statement is available from The Bank of New York, 101 Barclay Street, New York, NY, 10286 (tel. 1-800-507-9357).

Embratel is one of Brazil’s largest telecommunications services providers, operating in domestic and international long-distance, data communications and local services. Service offerings include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. The company’s network has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

CONTACT:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPAÇÕES S.A.
Date: February 10, 2005	By: /s/ Carlos Henrique Moreira Carlos Henrique Moreira President and Chief Executive Officer